Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Spanish Broadcasting System, Inc.:
We consent to the incorporation by reference in the registration statement (No. 333-95271 and 333-95273) on Form S-8 of Spanish Broadcasting System, Inc. of our report dated March 23, 2009, with respect to the consolidated balance sheets of Spanish Broadcasting System, Inc. as of December 31, 2008 and 2007, and the related consolidated statements of operations, stockholders’ (deficit) equity and comprehensive loss, and cash flows, for each of the years in the two-year period ended December 31, 2008, and the related financial statement schedule, which report appears in the December 31, 2008, annual report on Form 10-K of Spanish Broadcasting System, Inc.
/s/ KPMG LLP
March 23, 2009
Fort Lauderdale, Florida
Certified PublicAccountants